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                                                                    EXHIBITS 4.7

                                                                   [Translation]





                     LG CARD CO., LTD. ACQUISITION AGREEMENT



















                                DECEMBER 20, 2006



                      KOREA DEVELOPMENT BANK AND 13 OTHERS

                                   as sellers



                             SHINHAN FINANCIAL GROUP

                                  as purchaser




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                 LG CARD CO., LTD. ACQUISITION AGREEMENT (DRAFT)

THIS LG CARD CO., LTD. ACQUISITION AGREEMENT (the "AGREEMENT") is entered into on December 20, 2006 by and between the financial institutions listed in Exhibit 1 attached hereto (collectively the "SELLERS" and respectively a "SELLER," meaning the sellers who will sell the Shares defined below in a tender offer and according to applicable laws), who are shareholders of LG Card Co., Ltd. (head office: 6-1 Namdaemon-ro-5-Ga, Joong-Gu, Seoul; representative director: Hae Choon Park) (the "COMPANY"), and Shinhan Financial Group (the "PURCHASER," meaning the purchaser who will purchase the Shares by tender offer and according to applicable laws) in connection with the sale by the Sellers and purchase by the Purchaser of the Shares in a tender offer according to legal procedure (the "TRANSACTION")



                                    RECITALS

1. In accordance with the "LG Card Co., Ltd. Creditor Financial Institutions Agreement" dated February 6, 2004, the Sellers have delegated to the steering committee of the creditor financial institutions comprised of the Presiding Bank (defined below), National Agricultural Cooperative Federation, Woori Bank, and the Industrial Bank of Korea, the authority to conduct the sale of the Shares; and the Steering Committee of the Creditor Financial Institutions, by the "17th resolution of the Steering Committee of the Creditor Financial Institutions of LG Card Co., Ltd." held on October 18, 2005 has conferred upon the Presiding Bank certain authority relating to the Transaction.

2. The Purchaser has conducted preliminary due diligence on the Company (the "PRELIMINARY DUE DILIGENCE") during the period from May 3, 2006 to June 7, 2006 in connection with the bidding relating to the sale of the Shares, and the Purchaser has submitted an offer of purchase (the "PURCHASE OFFER") on August 10, 2006 to the Financial Advisors (defined below) in accordance to the bidding instructions ("BIDDING INSTRUCTIONS") provided by the M&A Department of the Korean Development Bank and JPMorgan Chase Bank, N.A. Hong Kong Branch (the "FINANCIAL ADVISORS").

3. The Presiding Bank selected the Purchaser as the preferred purchaser (purchaser who will purchase the Shares from the Sellers by tender offer and in accordance with the procedures set forth in the relevant laws and regulations) on August 16, 2006.

4. On August 23, 2006, the Sellers and the Purchaser entered into a memorandum of understanding (the "MOU") to set forth basic terms and conditions between them in advance of the execution of this Agreement.

5. The Purchaser conducted a thorough, detailed due diligence ("Due Diligence") from


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     September 14, 2006 to November 6, 2006, and the Presiding Bank and the
     Purchaser have negotiated and reached an agreement on the terms and conditions of the sale of the Shares by tender offer and according to applicable laws and regulations. The Sellers selected the Purchaser as the final purchaser (who will purchase the Shares from the Sellers by tender offer and according to applicable laws) according to the resolution of the Steering Committee of the Creditor Financial Institutions and notified the Purchaser thereof on December 14, 2006.

6. Of the registered common stocks issued by the Company and held by the Sellers as of this date, the Purchaser desires to purchase from the Sellers certain shares at least the number of the Bid Shares (as defined below) by tender offer and according to applicable laws, and the Sellers desire to sell such shares to the Purchaser.

ARTICLE 1.    DEFINITION AND PURPOSE

(1) For the purpose of this Agreement, capitalized terms used herein shall have the following meanings. Capitalized terms used herein shall have the meaning ascribed in the MOU, unless otherwise defined herein:

     "CLOSING DATE" means the date when all actions set forth in Article 5(1) hereof have been undertaken by the Sellers and the Purchaser;

     "TENDER OFFER" means the tender offer undertaken by the Purchaser to acquire the Shares in accordance with the tender offer procedure prescribed in the Securities and Exchange Act and other applicable laws and regulation;

     "TENDER OFFER SETTLEMENT DATE" means the date designated as the settlement date in, among others, the Tender Offer notice, the Tender Offer report and the Tender Offer materials given by the Purchaser;

     "TENDER OFFER PERIOD" means the period set forth in Article 4(5) hereof and designated as the period of Tender Offer in the Tender Offer notice, the Tender Offer report, the Tender Offer materials and other materials given by the Purchaser in the Tender Offer procedure;

     "SHARES TO BE PURCHASED BY TENDER OFFER" means the number of common stocks as set forth in Article 4(2) that were issued by the Company and will be purchased by the Purchaser by way of Tender Offer;

     "COMMENCEMENT OF TENDER OFFER" means the issuance by the Purchaser of a notice of Tender Offer in accordance with the Tender Offer procedure;

     "COMMENCEMENT DATE OF TENDER OFFER" means the date on which such notice is issued;

     "TENDER OFFER AND OTHER LEGAL PROCEDURE" means the Tender Offer procedure prescribed in the Securities and Exchange Act and other applicable laws and all legal procedures set forth in other laws and regulations;


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     "SHARES" means, of the Available Shares, the shares, including the Bid
     Shares, that need to be purchased by the Purchaser from the Sellers through the Tender Offer and Other Legal Procedure to perform this Agreement;

     "BUSINESS DAY" means a day on which the banks are open for business in Seoul, Korea;

     "AVAILABLE SHARES" means the "Available Shares" specified in the Bidding Instructions less the shares held by Shinhan Bank, as described in Exhibit 2 attached hereto;

     "BID SHARES" means the "Bid Shares" specified in the Bid Shares section of the Purchase Offer submitted by the Purchaser less the shares held by Shinhan Bank, as described in Exhibit 2 attached hereto;

     "BY-LAWS AND INTERNAL REGULATIONS" means the articles of incorporation, the board of director regulations and other internal regulations of the Company;

     "ORDINARY SHAREHOLDERS MEETING" means the ordinary general shareholders meeting of the Company to be held in early 2007 for the closing of the 2006 fiscal year;

     "SUPERVISORY AUTHORITY" means any department of the executive branch, the Financial Supervisory Committee, the Fair Trade Commission, and any national administrative body, regional or local government of the Republic of Korea or a foreign country, any agency to the foregoing bodies have delegated their authority and other related administrative bodies.;

     "PRESIDING BANK" means the Korea Development Bank (Corporate Financing 1 Department), shareholder of the Company, which has been entrusted with the management and normalization of the Company pursuant to the "2004-01 Meeting (January 2, 2004) of LG Card Co., Ltd. Creditor Financial Institutions" and the "LG Card Co., Ltd. Creditor Financial Institutions Agreement" and which was entrusted with certain authorities to undertake this Transaction;

     "PURCHASE PRICE PER SHARE" means the price per share, as set forth in
     Article 4(4) hereof, at which the Purchaser will purchase the shares issued by the Company, including the Shares, by Tender Offer;

     "MATERIAL BREACH" means an intentional breach or breach resulting from gross negligence, which, if known to the other Party, would have clearly and objectively caused the other Party not to have entered into this Transaction;

     "INITIAL SHAREHOLDERS MEETING" means the first general shareholders meeting of the Company to be held after the Commencement Date of Tender Offer, provided that if the Company issued a notice of general shareholders meeting required under Article 191-10 of the Securities and Exchange Act prior to the Commencement Date of Tender Offer, that meeting shall not be the Initial



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     Shareholders Meeting;

     "RESOLUTION OF THE STEERING COMMITTEE OF THE CREDITOR FINANCIAL INSTITUTIONS" means any and all resolutions made to date or to be the made in the future by the Steering Committee of the Creditor Financial Institution pursuant to the LG Card Co., Ltd. Creditor Financial Institutions Agreement; and

     "CREDITORS' COUNCIL" means the council comprised of the creditor financial institutions listed in Exhibit 1, formed to undertake the business normalization of the Company according to the LG Card Co., Ltd. Creditor Financial Institutions Agreement.

(2) The purpose of this Agreement is to set forth matters necessary for the sale of the by the Sellers to the Purchaser and the purchase by the Purchaser from the Sellers of the Shares in accordance with the Tender Offer and Other Legal Procedure.

ARTICLE 2.    CONTRACT DEPOSIT

(1) Simultaneously with the execution hereof, the Purchaser shall remit Five Hundred Eighteen Billion Three Hundred Million Korean Won (KRW518,300,000,000), which is 10% of the Purchase Price per Share multiplied by the number of shares specified in the Bid Shares section of the Purchase Offer ("CONTRACT DEPOSIT"), into a bank account in the name of the Presiding Bank designated by the Financial Advisor (the "CONTRACT DEPOSIT ACCOUNT"). The EMD remitted by the Purchaser into the EMD Account and any accrued interest thereon shall be credited to the Contract Deposit.

(2)  Upon remittance of the Contract Deposit by the Purchaser according to
     Article 2(1), the Sellers shall immediately cause the Presiding Bank to establish a bank account pledge in favor of the Purchaser on the Contract Deposit Account to secure the Purchaser's right to return of the Contract Deposit and interest accrued thereon from the day following the date of remittance (the "CONTRACT DEPOSIT AND INTEREST") under this Agreement.

(3) With respect to the "proof of bank account balance exceeding the amount necessary for a tender offer and proof of other funds" ("PROOF OF BANK ACCOUNT BALANCE") of the documents to be attached to the Tender Offer report, the Presiding Bank shall deposit the Contract Deposit and Interest into the Presiding Bank's account in the name of the Purchaser (the "CONTRACT DEPOSIT BALANCE ACCOUNT") on one (1) Business Day prior to the Commencement of Tender Offer, so as to enable the Purchaser to use it as Proof of Bank Account Balance, and, concurrently with the deposit, the Purchaser shall establish a bank account pledge in favor of the Sellers on the Contract Deposit Balance Account to secure the Sellers' claim against the Purchaser for the Contract Deposit and Interest. The Sellers shall cooperate to the best of their abilities so that the amount in the Contract Deposit Balance Account may be used as purchase money for the tender offer shares on the Tender Offer Settlement Date.



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ARTICLE 3     (ACTIONS ON THE EXECUTION DATE OF THIS AGREEMENT)

On the execution date of this Agreement, the Presiding Bank and the Purchaser shall deliver the following documents to each other:

(1) The Presiding Bank shall deliver to the Purchaser a copy (certified original) of the Resolution of the Steering Committee of the Creditor Financial Institution approving the execution and performance of this Agreement.

(2) The Purchaser shall deliver to the Presiding Bank (1) a copy (certified original) of the minutes of the board of directors meeting of the Purchaser, approving the execution and performance of this Agreement, and
     (2) a certified copy of the corporate register, a certificate of corporate seal impression, and a copy (certified original) of the articles of incorporation of the Purchaser.

ARTICLE 4     (KEY TERMS OF TENDER OFFER)

The Sellers and Purchaser agree on the following terms in relation to the Purchaser's Tender Offer and its procedure for this Transaction:

(1) The Sellers shall sell, and the Purchaser shall purchase, the Shares by Tender Offer in accordance with the Tender Offer and Other Legal Procedure.

(2) The Shares to be Purchased by Tender Offer shall be 98,517,316 shares (representing 78.58% of the total number of issued and outstanding shares).

(3) The Purchaser shall purchase all shares tendered even if the total number of shares tendered by the shareholders of the Company is less than the number of the Shares to be Purchased by Tender Offer. If the total number of shares tendered exceeds the number of the Shares to be Purchased by Tender Offer, the Purchaser shall purchase the number of Shares to be Purchased by Tender Offer from each shareholder who tendered its shares in proportion to the number of shares tendered, and may elect not to purchase all or part of the shares that exceed the number of Shares to be Purchased by Tender Offer..

(4) The Purchase Price per Share shall be Sixty Seven Thousand Seven Hundred and Seventy Korean Won (KRW67,770).

(5)  The period of the Purchaser's Tender Offer shall be twenty (20) days.

(6) The Tender Offer Settlement Date shall be a date designated by the Purchaser that is no later than five (5) Business Days from the date on which the Tender Offer Period ended.

(7) Unless set forth in this Agreement, the Tender Offer notice, the Tender Offer report, the Tender Offer materials, and other terms of the Tender Offer shall not be counter to the intent and purpose of this Agreement, and the Purchaser shall send the draft Tender Offer notice, draft Tender Offer report, and draft Tender



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     Offer materials to the Presiding Bank and obtain its consent within three
     (3) Business Days after obtaining from the Supervisory Authority the authorizations, approvals and license required under relevant laws pursuant to Article 7(2) hereof.

(8) The Purchaser shall publicly announce the Tender Offer and submit the Tender Offer report to the Financial Supervisory Commission within five (5) Business Days after obtaining the consent of the Presiding Bank to, among others, the Tender Offer notice (draft), Tender Offer report (draft), and the Tender Offer materials (draft) pursuant to Paragraph (7) hereof. The Purchaser may not withdraw its Tender Offer during the Tender Offer Period if there is a competing tender offer.

(9)  Upon the Purchaser's commencement of the Tender Offer pursuant to Paragraph
     (8), the Sellers shall tender all Available Shares held. After such tender, the Sellers may not withdraw the tender for the reason set forth under
     Article 24-2(3) of the Securities and Exchange Act.

(10) The Purchaser shall cause Shinhan Bank, a member of the Sellers, not to tender the 8,960,005 shares of the Company owned by it ("SHINHAN BANK'S AVAILABLE SHARES") in the Purchaser's Tender Offer hereunder.

(11) The Purchaser recognizes that Shinhan Bank is a member of the Creditors' Council subject to the LG Card Co., Ltd. Creditor Financial Institutions Agreement and the Resolution of the Steering Committee of the Creditor Financial Institutions. The Purchaser shall consider that Shinhan Bank has sold Shinhan Bank's Available Shares pursuant to this Agreement and recognizes that Shinhan Bank, as a member of the Sellers and of the Creditors' Council, is liable for the obligations under the LG Card Co., Ltd. Creditor Financial Institutions Agreement and the Resolution of the Steering Committee of the Creditor Financial Institutions (including obligations to share the fees for the Financial Advisors and all expenses relating to this Transaction). As shareholder of Shinhan Bank, the Purchaser shall cause Shinhan Bank to discharge its obligation thereunder.

ARTICLE 5     (ACTIONS ON THE TENDER OFFER SETTLEMENT DATE)

(1) The Sellers and the Purchaser shall perform the following actions simultaneously on the Tender Offer Settlement Date.

     (i) The Sellers shall deliver the Shares to the Purchaser in accordance with the Tender Offer and Other Legal Procedure, and the Purchaser shall pay each Seller therefor.

     (ii) The Sellers shall take actions to ensure that the Agreement for Implementation of the Management Normalization Plan dated May 13, 2004 by and between the Presiding Bank and the Company to normalize the Company's business under the Presiding Bank's management are terminated



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          as of the settlement of the Tender Offer.

(2) The Purchaser shall deliver to each Seller by the first Business Day after the Tender Offer Settlement Date a statement confirming that the Purchaser has acquired the Shares from the Sellers.

ARTICLE 6     (REPRESENTATIONS AND WARRANTIES)

(1) The Sellers represent and warrant to the Purchaser, as of the execution date of this Agreement and the Commencement Date of Tender Offer and the Tender Offer Settlement Date, as follows:

     (i) Each Seller is a corporation duly established and validly in existence under the laws of the Republic of Korea and no claim has been filed against the Seller with any court in connection to a bankruptcy proceeding such as a workout or an insolvency proceeding.

     (ii) Each Seller is the legal owner of the Shares.

     (iii)Each Seller has the legal and valid authority and competency to execute this Agreement and to perform all obligations prescribed herein.

     (iv) The execution and performance of this Agreement by each Seller is not against the By-Laws and Internal Regulation of the Seller or other applicable laws, or any agreement to which the Seller is a party.

(2) The Purchaser represents and warrants to the Sellers, as of the execution date of this Agreement and the Commencement Date of Tender Offer and the Tender Offer Settlement Date, as follows:

     (i) The Purchaser is a corporation duly established and validly in existence under the laws of the Republic of Korea and no claim has been filed against the Purchaser with any court in connection to a bankruptcy proceeding such as a workout or an insolvency proceeding.

     (ii) The Purchaser has legal and valid authority and competency to execute this Agreement and perform all obligations prescribed herein.

     (iii)The Purchaser has taken all necessary legal and actual actions and procedures to execute this Agreement.

     (iv) The execution and performance of this Agreement by the Purchaser is not against the By-Laws and Internal Regulation of the Purchaser or other applicable laws, or any agreement to which the Purchaser is a party.

     (v) The Purchaser is financially competent to complete the Tender Offer and Other Legal Procedure.



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     (vi) The Purchaser has carried out sufficient due diligence and analysis on the documentation (including, but not limited to, information and documentation on the Company's corporate organization, sales and operations, finance, tax, and employment) necessary or adequate for making decisions related to the purchase of the shares issued by the Company in accordance with the Tender Offer and Other Legal Procedure.

     (vii)In relation to the transaction in which the Purchaser purchases the Shares, the Purchaser understands and acknowledges that it executes this Agreement after due consideration of the Securities Exchange Act and other applicable laws, and purchases the Shares in accordance with the Tender Offer and Other Legal Procedure.

(3) The Sellers and the Purchaser make no representations and warranties except as explicitly prescribed herein.

ARTICLE 7     (COVENANTS)

(1) From the date of the execution of this Agreement until the Closing Date, The Sellers shall not, without prior written consent of the Purchaser, take, or engage themselves in, (i) any actions that may result in a change in the capital structure of the Company, such as amending the articles of incorporation, effecting a capital decrease or capital increase with consideration or distributing dividends, or (ii) any actions that may result in a change in the corporate organization of the Company such as a merger, a spin-off, a transfer of all or a material part of the business of the Company, or a dissolution.

(2) The Purchaser acknowledges that in order to acquire the Shares it shall comply with the Tender Offer and Other Legal Procedure and must obtain approvals, permits and authorizations under the relevant laws. The Purchaser shall, within five (5) Business Days from the date of this Agreement, apply to the Financial Supervisory Commission for approval of the Company's incorporation as Purchaser's subsidiary and apply for other approvals and authorizations with the Supervising Authority according to applicable laws, and agrees to deliver to the Presiding Bank, on the date of such application, a copy of the written applications (without attachments, such as the application form for preliminary approval for the incorporation as subsidiary). The Purchaser shall promptly obtain all necessary approvals, permits or authorizations under the relevant laws to the extent reasonably required to comply with the Tender Offer and Other Legal Procedure and shall give the Presiding Bank a notice of the result, accompanied by a copy of the approvals, permits or authorizations obtained.

(3) The Purchaser shall not, without prior written consent of the Presiding Bank, take any actions that may cause the funding plan submitted in the Purchase Offer to be changed or altered before the Tender Offer Settlement Date.



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ARTICLE 8     (SPECIAL COVENANTS)

(1) The Purchaser shall not, during two (2) years following the Closing Date, sell all or part of the Company's shares held by the Purchaser to a third party or otherwise cause the aggregate number of the Company shares held by the Purchaser to be less than 51% of the total number of issued shares of Company, unless with the prior written consent of the Sellers, in which case the Purchaser shall procure from the third party transferee and deliver to the Sellers the transferee's written consent stating that the transferee will assume all obligations of the Purchaser hereunder.

(2) The Sellers and the Purchaser agree as follows with respect to the listing maintenance of the shares of the Company after the Closing Date:

     (i) For the period of two (2) years after the Closing Date (the "LISTING MAINTENANCE PERIOD"), the Purchaser shall not cause the shares of the Company to be de-listed or designated as supervised issues. (a) If the Company shares are designated as supervised issues within one (1) year after start of the Listing Maintenance Period, the Purchaser shall clear the designation within six (6) months after the date of such designation, and (b) if the Company shares are designated as supervised issues one (1) year after start of the Listing Maintenance Period but six (6) months before the expiration of the Listing Maintenance Period, the Purchaser shall clear the designation by the date which is six (6) months prior to the expiration date of the Listing Maintenance Period..

     (ii) If (a) the Company shares are not cleared of designation as supervised issues until expiration of the prescribed time limit set forth in Subparagraph (i) above, (b) the Company shares are designated as supervised issues after one (1) year and six (6) months after start of the Listing Maintenance Period but before the expiration of the Listing Maintenance Period, or (c) if the shares are delisted within the Listing Maintenance Period (or if there is a resolution at the shareholders meeting or Board meeting causing such delisting), the Purchaser shall, if any Seller so desires, purchase according to the legal procedure prescribed in the Securities and Exchange Act and other applicable laws and regulations the Remaining Shares Subject to Purchase Obligation defined in Subparagraph (iv) within thirty (30) days from the expiration date of the Listing Maintenance Period in the event of (a), the date of designation as supervised issue in the event of (b), and the date of delisting (or the date of the shareholders' the Board's resolution causing the delisting) in the event of (c) at Forty-Six Thousand Three Hundred Ninety-Two (KW46,392) per share, which is an amount calculated by adding up the daily amounts obtained by multiplying the trading price of the shares traded in the Korea Exchange by the number of shares traded on that day and then dividing the aggregate daily amounts for the three (3) months ending on the day before the submission date of the Purchase Offer by the total number of the shares traded during said three (3) month period. If the Purchaser must purchase those shares from the Sellers according to Tender Offer procedure,



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          the Purchaser shall purchase them by Tender Offer, and the Sellers shall make reasonable effort to enable the Purchaser to undertake the process for Tender Offer as speedily as possible.

     (iii)The Sellers shall not take any actions that would impair the Purchaser's performance of its obligation under Subparagraph 1 of this Article (excluding keeping the Sellers' shareholding or arbitrarily selling the Company shares). If the Purchaser discharges its obligation to purchase under Subparagraph 2 of this Article, the obligation under Subparagraph 1 of this Article shall terminate.

     (iv) The Parties hereto acknowledge and confirm that upon the occurrence of any of the events set forth in Subparagraph 2 of this Article, (a) if the number of the Company shares held by each of the Sellers (excluding the shares of Company newly acquired by each Seller after the Closing Date) is the same or larger than the number of shares resulting from deducting the Shares sold to the Purchaser by Tender Offer from the Available Shares (as listed in Exhibit 2 and hereinafter referred to as "REMAINING AVAILABLE SHARES") the Remaining Available Shares shall be the remaining shares subject to purchase by the Purchaser (the "REMAINING SHARES SUBJECT TO PURCHASE OBLIGATION") and (b) if the number of the Company shares held by each of the Sellers (excluding the shares of Company newly acquired by each Seller after the Closing Date) is less than the Remaining Available Shares, the number of such shares held by each Seller at the time of occurrence of any event specified in Subparagraph 2 of this Article shall be the Remaining Shares Subject to Purchase Obligation.

     (v) This Article shall become invalid and inapplicable if each Seller ceases to own the Remaining Available Shares immediately after the Closing Date or ceases to own the Remaining Shares Subject to Purchase Obligation during the Listing Maintenance Period.

ARTICLE 9     (TERMINATION)

A party may terminate this Agreement upon the occurrence of any of the following events upon giving an immediate written notice to the other party. However, the party to which any of the following causes for the termination are attributable may not terminate this Agreement.

     (i) in the event the Sellers and the Purchaser have not completed the sale of the Shares on the Tender Offer Settlement Date;

     (ii) in the event a party commits a material breach of this Agreement before the Tender Offer Settlement Date;

     (iii)in the event the Purchaser fails, without any reasonable cause, to proceed with the Tender Offer pursuant to the Tender Offer Procedure and Other



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          Legal Procedure after the execution of this Agreement or to pay the
          Sellers the purchase price pursuant to the Tender Offer and Other Legal Procedure within six (6) months from the date of this Agreement;

     (iv) in the event the contemplated transaction becomes impossible or illegal due to a natural disaster, an enactment or amendment of applicable laws or other force majeure (the Purchaser shall be held responsible in case the contemplated Transaction becomes impossible or illegal because of a failure from its part to obtain the necessary approvals, permits or authorizations from the Supervisory Authority pursuant to relevant laws due to causes attributable to the Purchaser: provided, however, that whether such failure is due to causes attributable to the Purchaser or not shall be reasonably determined by the Steering Committee for Creditor Financial Institutions); or

     (v) in the event an insolvency proceeding as in reorganization or bankruptcy are instituted against a party (provided, however, such insolvency proceedings shall be limited to those that are pending in the applicable court for sixty (60) or more Business Days from the date of the filing if such proceedings are instituted by a third party).

ARTICLE 10    (EFFECT OF TERMINATION)

(1) In case this Agreement is terminated before the Tender Offer Settlement Date due to causes not attributable to either of the parties or to causes attributable to the Sellers, the Sellers shall return the sum of the Contract Deposit and Interest to the Purchaser within five (5) Business Days from the date of the Purchaser's request for such return (provided, however, that in case a pledge is established on the Contract Deposit Balance Account pursuant to Paragraph 3 of Article 2 (Contract Deposit) hereof, the pledge shall be extinguished).

(2) In case this Agreement is terminated before the Tender Offer Settlement Date due to causes attributable to the Purchaser, the sum of the Contract Deposit and Interest shall be retained by the Sellers as liquidated damages (provided, however, that in case a pledge is established on the Contract Deposit Balance Account under Paragraph 3 of Article 2 (Contract Deposit) hereof, the Sellers may immediately enforce such pledge and receive the Contract Deposit and Interest as liquidated damages).

(3) The parties confirm and acknowledge that the remedies stipulated in this Article are only available remedies in the event this Agreement is terminated. The parties may not, in any way, terminate or cancel this Agreement after the Tender Offer Settlement Date.

(4) This Article, Article 11 (Compensation for Damage), Article 12 (Indemnification), Article 13 (Confidentiality), Article 17 (Notices), Paragraph 6 of Article 18 (Jurisdiction) and Paragraph 8 of Article 18 (Governing Law) shall survive



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     the termination of this Agreement.

ARTICLE 11    (COMPENSATION FOR DAMAGE)

(1) In case a party breaches a representation or warranty, or a covenant or other obligations under this Agreement, and the other party incurs damages as a result of such breach, the breaching party shall compensate the other party for such damages.

(2) Notwithstanding Paragraph 1 of this Article, the Sellers shall be liable for the amount of damages subject to the following conditions:

     (i) The damages the Sellers shall pay to the Purchaser shall be the amount calculated by multiplying the total amount of damages to the Purchaser by the ratio of the Bid Shares over the total number of the issued shares of the Company: provided, however, that in cases of a defect in the Shares or in its transfer, or in a breach of the Sellers' obligations to sell the Shares pursuant to Paragraph (9) of Article 4 hereof, the Seller, to which such defect or breach is attributable, shall be held responsible for the total amount of damages to the Purchaser.

     (ii) The Sellers shall not be liable for damages until the aggregate amount of damages calculated pursuant to Subparagraph 1 above reaches Ten Billion Korean Won (KRW10,000,000,000) (the "BASE AMOUNT"), but if the amount of the damages exceeds the Base Amount, the Sellers shall compensate the entire amount of the damages to the Purchaser: provided, however, that such amount shall not exceed three percent (3%) of the amount calculated by multiplying the number of Bid Shares by the Purchase Price per S share.

     (iii)The Sellers' liability for damages shall lapse in case the Purchaser fails to provide a written notice to the Sellers specifying the reasons for the damages and the reasonable amount of the damages, together with objective supporting documents on or before the Tender Offer Settlement Date.

ARTICLE 12    (INDEMNIFICATION)

(1) A party shall not claim for any damages, losses or costs related to the transaction contemplated hereby against the other party (including its employees, officers and counsels), except to enforce its rights under this Agreement.

(2) After the Closing Date, the Purchaser may not pursue, directly or indirectly any civil or criminal sanctions against the Sellers in connection with the Company.

ARTICLE 13    (CONFIDENTIALITY)

(1) No party shall disclose or cause to be disclosed the content of this Agreement except in any of the following events:

     (i) in case it is required to respond, disclose or announce under a provision of applicable laws or pursuant to a request by any governmental agencies; or

     (ii) in case it obtains a prior written consent of the other party for the disclosure.

(2) The Purchaser shall use the information obtained in connection with the execution and performance of this Agreement (including, but not limited to, the information obtained through preliminary due diligence and due diligence) only for the purpose of the Transaction contemplated in this Agreement and shall not use such information for any other purpose whatsoever: provided, however, that after the Closing Date, the Purchaser may use such information to carry out the business operation of the Company.

(3) In case this Agreement is terminated by any cause (whether or not attributable to either party), the Purchaser, upon the occurrence of such cause, (a) shall promptly discard any and all information and materials obtained with respect to the Transaction contemplated in this Agreement, and (b) shall cause any third party who obtained such information through the Purchaser to promptly discard such information and materials.

(4)  In case a party breaches the provisions set forth in Paragraphs (1) through
     (3) of this Article, such party shall be held liable for any consequences of the breach.

(5) With respect to the Transaction contemplated in this Agreement, the parties acknowledge and confirm that the Confidentiality Agreement submitted by the Purchaser on April 19, 2006 and the provisions set forth in Paragraphs (1) through (4) of this Article shall apply severally or collectively.

ARTICLE 14    (EMPLOYMENT GUARANTEE)

The Purchaser shall, in principle, use its best efforts to guarantee continued employment of the Company's workers (except for registered officers), who desire to continue their employment with the Company, pursuant to the Labor Standards Act.

ARTICLE 15    (BRAND AND SYMBOL)

The Purchaser has understood and acknowledged the Agreement dated January 18, 2005 entered into by and between the Presiding Bank and LG Corporation whereby LG's corporate brand and symbol ([LOGO]) used by the Company may be used only for three (3) months from the Closing Date. The Purchaser shall solely bear any and all damages, losses, expenses or other civil or criminal liabilities to the Presiding Bank arising out of, or in relation to, the Company's use of LG's brand and symbol ([LOGO]) following the three (3) months from the Closing Date.

ARTICLE 16    (PURCHASER'S PARTICIPATION IN THE MANAGEMENT SUPPORT TEAM)

(1) Upon the execution of this Agreement, the Purchaser may dispatch an appropriate number of its representatives nominated by the Purchaser (determined upon consultation with the Presiding Bank) to the management support team for the Company (the "MANAGEMENT SUPPORT TEAM") that operates under the Agreement for Implementation of the Management Normalization Plan dated May 13, 2004, entered into by and between the Presiding Bank and the Company.

(2) The Presiding Bank shall ensure that the Management Support Team works in coordination and by mutual agreement with the representatives dispatched by the Purchaser.

(3) The Sellers shall ensure that, unless there are other justifiable reasons, the persons nominated by the Purchaser be appointed as directors of the Company at the Initial Shareholders Meeting. If the Initial Shareholders Meeting is convened after the Ordinary Shareholders Meeting, the Sellers shall not appoint any new directors of the Company at the Ordinary Shareholders Meeting.

(4) The Sellers shall deliver to the Purchaser a power of attorney authorizing the Purchaser to exercise the voting rights of the Sellers as shareholders at the Initial Shareholders Meeting, not later than the first Business Day immediately following the Tender Offer Settlement Date.

ARTICLE 17    (NOTICES)

Except as otherwise provided herein, all notices, invoices and advice (the "NOTICES") required or permitted to be given hereunder shall be in writing, and shall be deemed to be duly given (a) when actually received, if sent by registered mail or certified mail, with return receipt requested, (b) when delivered, if sent by personal delivery or a recognized commercial courier service, or (c) when transmitted with a simultaneous confirmation of transmission, if sent by fax; and in each case, when sent to the appropriate recipients at the following addresses (or such other addresses as designated by the Notices):



     SELLERS:

     Process Agent

     Person-in-charge, Corporate Finance Office I

     The Korea Development Bank

     16-3, Yoido-dong, Yeongdeungpo-gu, Seoul, Korea

     Tel No.: 02-787-5128

     Fax No.: 02-787-5191



     PURCHASER:

     Process Agent

     Person-in-charge, Strategic Planning Team

     Shinhan Financial Group Co., Ltd.

     120 Taepyungro 2-ga, Jung-gu, Seoul, Korea

     Tel No: 02-6360-3000

     Fax No.: 02-6263-8070


ARTICLE 18    (MISCELLANEOUS)

(1) In case of a conflict between the terms and conditions of this Agreement and those of any agreements or negotiations (whether oral or written) made between the Sellers and the Purchaser in connection with the Transaction prior to the execution of this Agreement, the terms and conditions of this Agreement shall prevail. Except as otherwise provided herein, the MOU shall become null and void upon the execution of this Agreement.

(2) Neither the Sellers nor the Purchaser may assign all or any part of the rights or obligations hereunder to a third party without the prior written consent of the other party.

(3) Each provision of this Agreement shall be severable. Even if any covenant, term or provision of this Agreement is found to be illegal, invalid or unenforceable for any reason, the remaining provisions of this Agreement shall remain valid, enforceable and in full force and effect, unless there are special reasons to the contrary.

(4) Any amendment to this Agreement shall be made only by a prior written agreement between the Sellers and the Purchaser.

(5) Each party shall bear its own taxes and other expenses incurred in relation to the execution and performance of this Agreement.

(6) In case of a dispute arising in relation to this Agreement, the parties shall use their best efforts to settle the dispute amicably and under the principle of trust and good faith. If, despite such efforts, the dispute cannot be settled amicably, the parties may file a lawsuit with the Seoul Central District Court in Korea, in which case the Seoul Central District Court shall have sole and exclusive jurisdiction over the dispute.

(7) Except as otherwise provided herein, references to the "Recitals" or any "Article", "Paragraph" or "Exhibit" shall refer to the Preamble, Article, Paragraph of and Exhibit to this Agreement. Headings are included for reference only and shall not affect the construction or interpretation of this Agreement.

(8) This Agreement shall be interpreted and applied in accordance with the laws of the Republic of Korea.

(9) This Agreement shall come into effect upon signing and sealing by the Sellers and the Purchaser.



IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives as of the date first written above.

[Signature page to follow; The following space intentionally left blank]

"Sellers" (On Behalf of and/or in the capacity of the Sellers)

Name: The Korea Development Bank

Address: 16-3, Yoido-dong, Yeongdeungpo-gu, Seoul, Korea

Governor: Chang Lok Kim (seal)





"Purchaser"

Name: Shinhan Financial Group Co., Ltd.

Address: 120 Taepyungro 2-ga, Jung-gu, Seoul, Korea

Representative Director: In Ho Lee (seal)







Exhibit 1. List of Creditor Financial Institution Shareholders

Exhibit 2. Available Shares - Bid Shares

EXHIBIT 1.

               LIST OF CREDITOR FINANCIAL INSTITUTION SHAREHOLDERS
               ---------------------------------------------------


        Name                            Address                            Representative
        ----                            -------                            --------------

  1     The Korea Development Bank      16-3 Yoido-dong,                   Governor Chang Lok Kim
                                        Yeongdeungpo-gu, Seoul

  2     National Agricultural           75 Choongjeongro 1-ga, Jung-gu,    Credit Representative Director
        Cooperative Federation          Seoul                              Yong Keun Chung

  3     Kookmin Bank Co., Ltd.          9-1 Namdaemoonro 2-ga, Jung-gu,    Representative Director
                                        Seoul                              Jung Won Kang

  4     Woori Bank Co., Ltd.            203 Hoihyundong 1-ga, Jung-gu,     Representative Director
                                        Seoul                              Young Ki Hwang

  5     Shinhan Bank Co., Ltd.          120 Taepyungro 2-ga, Jung-gu,      Representative Director
                                        Seoul                              Sang Hoon Shin

  6     Industrial Bank of Korea        50 Eulgiro 2-ga, Jung-gu, Seoul    Chairman & Ceo
                                                                           Kwon Seok Kang

  7     Hana Bank Co., Ltd.             101-1 Eulgiro 1-ga, Jung-gu,       Representative Director
                                        Seoul                              Jong Yeol Kim

  8     Citibank Korea, Inc.            39 Da-dong, Jung-gu, Seoul         Representative Director
                                                                           Young Goo Ha

  9     Samsung Life Insurance Co.,     150 Taepyungro 2-ga, Jung-gu,      Representative Director
        Ltd.                            Seoul                              Soo Chang Lee

  10    Korea Life Insurance Co., Ltd.  60 Yoido-dong, Yeongdeungpo-gu,    Representative Director
                                        Seoul, Korea                       Eun Chul Shin

  11    Kyobo Life Insurance Co., Ltd.  1 Jongro 1-ga, Jongro-gu, Seoul    Representative Director
                                                                           Chang Jae Shin

  12    Samsung Fire & Marine           87 Eulgiro 1-ga, Jung-gu, Seoul    Representative Director
        Insurance Co., Ltd.                                                Tae Sun Hwang

  13    LIG Insurance Co., Ltd.         649-11 Yoksam-dong, Gangnam-gu,    Representative Director
                                        Seoul                              Ki Young Lee

  14    Dongbu Insurance Co., Ltd.      891-10 Daechi-dong, Gangnam-gu,    Representative Director
                                        Seou.                              Soon Hwan Kim


EXHIBIT 2.

                          AVAILABLE SHARES - BID SHARES
                          -----------------------------


                                      AUCTIONED SHARES                        BIDED SHARES
                               -------------------------------       --------------------------------
                               No. of Shares      Shareholding       No. of Shares       Shareholding
                                  (shares)            Ratio            (shares)             Ratio
                                                       (%)                                   (%)
                               -------------      ------------       -------------       ------------

  The Korea Development           23,936,869            19.09           20,257,781             16.16
  Bank

  National Agricultural           15,313,429            12.22           12,959,760             10.34
  Cooperative Federation

  Kookmin Bank Co., Ltd.          13,019,159            10.39           11,018,119              8.79

  Woori Bank Co., Ltd.             9,454,464             7.54            8,001,316              6.38

  Industrial Bank of Korea         6,470,011             5.16            5,475,573              4.37

  Hana Bank Co., Ltd.              4,978,012             3.97            4,212,893              3.36

  Citibank Korea, Inc.             1,093,894             0.87              925,763              0.74

  Samsung Life Insurance           1,970,149             1.57            1,667,338              1.33
  Co., Ltd.

  Korea Life Insurance             1,530,597             1.22            1,295,345              1.03
  Co., Ltd.

  Kyobo Life Insurance             1,364,629             1.09            1,154,886              0.92
  Co., Ltd.

  Samsung Fire & Marine            1,168,901             0.93              989,241              0.79
  Insurance Co., Ltd.

  LIG Insurance Co., Ltd.            985,075             0.79              833,669              0.66

  Dongbu Insurance Co.,              766,867             0.61              649,000              0.52
  Ltd.
                                  ----------            -----           ----------             -----
  Total                           82,052,056            65.45           69,440,684             55.39
                                  ==========            =====           ==========             =====

--------------
* Total number of issued shares of the Company: 125,369,403 common shares
* Shareholding Ratio (%): rounded to 2 decimal places